AMENDED AND RESTATED

SCHEDULE A

Series of RiverPark Funds Trust

NAME OF FUND	EXPENSE LIMITATION (as a percentage of average daily net assets)
	Retail Class	Institutional Class	C Class
RiverPark Large Growth Fund	1.25%	1.00%	2.00%
Wedgewood Fund	1.25%	1.00%	2.00%
RiverPark Short Term High Yield Fund	1.25%	1.00%	N/A
RiverPark Long/Short Opportunity Fund	2.00%	1.85%	2.85%
RiverPark Floating Rate CMBS Fund	1.25%	0.85%	N/A
RiverPark/Next Century Growth Fund	1.40%	1.15%	N/A
RiverPark/Next Century Large Growth Fund	1.25%	1.00%	N/A

Dated: December 29, 2023